Issuer Free Writing Prospectus dated January 29, 2026
File Pursuant to Rule 433
Registration No. 333-271262

# Opportunity Zone Investing in the OZ 1.0 and OZ 2.0 Era

The Prospect of Tax-Advantaged Wealth Creation and Long-Term Real Estate Growth

# What’s in This Report

# What Are Opportunity Zones?

Opportunity Zones were first established under the Tax Cuts and Jobs Act of 2017 ("OZ 1.0"), in collaboration with state and local governments, resulting in the designation of 8,764 communities across all 50 states, the District of Columbia, and five U.S. territories. Nearly 35 million Americans live within these zones.[1]

With the passage of The One Big Beautiful Bill Act of 2025,[2] the Opportunity Zone program will evolve into a permanent, modernized framework ("OZ 2.0") beginning January 1, 2027. OZ 2.0 introduces refreshed eligibility criteria, periodic re-designation of zones, and enhanced benefits for qualifying rural areas.

### Revitalizing Communities

Opportunity Zones—under both OZ 1.0 and OZ 2.0—are targeted to encourage long-term investment in areas positioned for economic growth and redevelopment.

### Tax Benefits

Investors who reinvest eligible capital gains into Qualified Opportunity Funds may access deferral, basis step-ups, and tax-free appreciation, enhancing long-term after-tax returns.

### High-Growth Potential Real Estate

Designated Opportunity Zones target areas positioned for long-term revitalization and economic expansion, creating the potential for meaningful appreciation in high-growth real estate markets.

OZ 2.0 seeks to modernize the original OZ 1.0 program while preserving its core objective: directing private capital to communities most in need of revitalization.

1. Based on data released by the U.S. Department of Treasury as of October 19, 2018.
2. The One Big Beautiful Bill Act of 2025, Pub. L. 119–21 (July 4, 2025).

# What are the Tax Benefits of Opportunity Zones?

Opportunity Zone incentives apply to eligible capital gains reinvested into Qualified Opportunity Funds ("QOFs"). While OZ 1.0 and OZ 2.0 differ in structure, both offer powerful long-term advantages.

## 1

### Capital Gains Deferral

**OZ 1.0** (through 12/31/2026): Eligible gains reinvested into a QOF may be deferred until December 31, 2026, or until disposition.

**OZ 2.0** (beginning 1/1/2027): A permanent rolling 5-year deferral, based on the date of QOF investment.

## 2

### Basis Step-Ups on Deferred Gains

**OZ 1.0:**

- 10% basis step-up (subject to a 5-year hold).
- 15% basis step-up (subject to a 7-year hold)

**OZ 2.0:**

- 10% basis step-up for all zones (subject to a 5-year hold)
- Up to 30% basis step-up for qualifying rural zones (subject to a 5-year hold)

## 3

### Tax-Free Appreciation

After a 10-year hold, appreciation on a QOF investment may be exempt from federal capital gains tax. This benefit remains **unchanged across both programs**.

**State-Level Conformity:** State treatment varies; many states fully conform, however, some only partially conform, and some do not conform at all to federal OZ rules.[3] Consult your own tax advisor for specific guidance.

4. Based on data maintained by Novogradac & Company LLP, states that do not conform, or only partially conform, to federal OZ rules include: Alabama, Arkansas, California, Hawaii, Massachusetts, Mississippi, New York, North Carolina and Washington.

# How to Invest in Opportunity Zones

Investors must reinvest eligible capital gains into a QOF within specific timelines. The mechanics remain similar under both OZ programs.

## Key Requirements

- **Eligible Capital Gains:** Short-term or long-term gains qualify; basis does not.
- **180-Day Reinvestment Window:** Investors must reinvest gains into a QOF within 180 days of gain recognition. Eligible gains from certain entities may be eligible to elect alternative start dates.
- **QOF Investment Requirement:** Eligible gains must be invested into a Qualified Opportunity Fund designed to meet statutory compliance thresholds.

### OZ 1.0 Timing

Deferred gains recognized no later than 12/31/2026.

### OZ 2.0 Timing

Rolling 5-year deferral based solely on the date of investment.

Because timing affects tax outcomes, investors should evaluate which program their investment falls under and consult tax advisors accordingly.

# What Qualifies to Invest in Opportunity Zones?

Opportunity Zone benefits apply only to eligible capital gains reinvested into QOFs. Gains may come from a wide variety of assets, creating flexibility for portfolio management and strategic tax planning.

### Financial Assets

- Stocks
- Bonds
- Investment funds
- Commodities
- Cryptocurrencies

### Tangible Assets

- Real estate holdings
- Artwork and collectibles
- Automobiles
- Jewelry
- Other capital assets

**Capital Gains vs. Basis:** Only the capital gain portion qualifies for OZ tax incentives. Investors may invest additional non-gain dollars, but these do not receive OZ benefits under either OZ 1.0 or OZ 2.0.

**Eligibility Summary:** If the sale or exchange generates a taxable gain—and that gain is reinvested within 180 days—it may generally qualify for OZ benefits.

# Why Investors Should Consider Opportunity Zones

Opportunity Zones remain a powerful tool for long-term tax and wealth planning. Both individual and institutional investors may benefit from the ability to manage capital gains while accessing growth potential real estate.

## Strategic Use of Capital Gains

Investors may choose to realize gains from appreciated assets and reinvest those gains into a QOF, deferring tax under the applicable OZ framework requisite period, while resetting the basis of the original asset. This strategy can provide portfolio flexibility and enhanced after-tax returns.

## Long-Term Tax-Free Growth

Under both OZ 1.0 and OZ 2.0, appreciation on a QOF investment held for at least **10 years** may be exempt from federal capital gains tax. This represents one of the most significant wealth-building opportunities in the tax code.

### Why Structure Matters

We believe maximizing OZ benefits requires a structure that offers:

- Transparency
- Liquidity
- Fee efficiency
- Long-term alignment

Private QOFs often involve higher fees, limited reporting, and illiquidity. A public real estate partnership structure can address all of these challenges.

# Benefits of a Public Real Estate Partnership Structure

We believe a public real estate partnership provides distinct advantages for OZ investors, combining institutional-quality execution with accessibility and transparency. This structure aligns with both OZ 1.0 timelines and the permanent OZ 2.0 framework.

### Structural and Tax Benefits

- Pass-through income
- Pass-through depreciation with no depreciation recapture after a 10-year hold
- Potential eligibility for Section 199A
- Generally lower minimums and wider accessibility
- Potential for distributions

### Investor Experience Benefits

- Liquidity through public market trading
- Transparent reporting under SEC standards
- Simplified subscriptions and exits
- Broader access for non-accredited investors

# A Possible Bridge From OZ 1.0 to OZ 2.0

Opportunity Zone investing is said by some to be in a "dead zone." Most private QOF investors who enter now cannot exit before deferred gains become recognized on 12/31/2026, leaving them unable to reinvest into OZ 2.0 and therefore only achieving a 1 year deferral.

### Private QOFs: The Limitation

- Often include contractual lockups
- Minimal to no liquidity
- Little to no probability to exit before 12/31/2026
- No clear path to create a new 180-day window

### Public QOFs: The Solution

- Ability to exit before 12/31/2026
- An exit triggers an inclusion event, causing the realization of deferred gains
- Realization of previously deferred gains opens a new 180-day reinvestment window
- Investor may reinvest into OZ 2.0 in 2027

**Example:** Selling on December 3, 2026, would create a new 180-day reinvestment window, expiring on May 31, 2027, thus enable participation in OZ 2.0.[5]

Belpointe OZ is one of the only QOFs that is structured in a way that can enable this transition.

5 The foregoing example is provided for general information purposes only and is not tax advice. A determination of the tax consequences that may apply in executing any investment strategy should take into account your specific circumstances. The tax law is subject to change in the future or retroactively and you are strongly urged to consult with their own tax advisor regarding any potential strategy, investment or transaction.

# How Stabilized OZ 1.0 Assets Fit Into an OZ 2.0 Structure

Stabilized assets developed under OZ 1.0 remain eligible holdings and contribute meaningfully to a long-term OZ 2.0 platform. This continuity provides operational stability and diversification while maintaining full compliance with evolving QOF requirements.

01

## Continued QOF Eligibility

Stabilized 1.0 assets remain compliant as long as QOF requirements are met. There is no forced disposition or restructuring required at the transition to OZ 2.0.

02

## Strengthening the OZ 2.0 Foundation

These assets provide operating income, support diversification, enhance fund stability, and allow smoother integration of new OZ 2.0 projects.

03

## OZ 2.0 Does Not Sunset OZ 1.0 Assets

Properly qualified assets can remain in the fund indefinitely, creating a portfolio that combines stabilized cash flow with growth-oriented development opportunities.

**Advantage of a Public Structure:** Belpointe OZ can hold both stabilized OZ 1.0 assets and OZ 2.0 assets within a unified long-term platform, providing investors with the potential for diversification across development stages and market cycles.

# Incorporating Belpointe OZ Into Portfolios

Belpointe OZ offers a structurally differentiated way to participate in Opportunity Zone investing, combining the tax advantages of OZ 1.0 and OZ 2.0 with liquidity, transparency, and high-quality execution.

## Why Belpointe OZ Fits Into Portfolios

- Both OZ 1.0 and OZ 2.0 benefits available
- Liquidity through public markets
- No depreciation recapture after 10 years
- No identification period or intermediaries
- Accessible to accredited and non-accredited investors
- Integrated development expertise
- Low fees and strong investor alignment

## A Platform for the Future of Opportunity Zones

As OZ 1.0 concludes and OZ 2.0 becomes permanent, Belpointe OZ is designed to operate across both eras—integrating stabilized 1.0 assets with new 2.0 opportunities inside a single, scalable QOF structure.

This positions Belpointe OZ as a **long-term strategic allocation** for investors seeking tax-advantaged real estate exposure with high-quality oversight and public market accessibility.

# How to Invest in Belpointe OZ

There are two primary methods by which you can acquire Class A units in Belpointe OZ (NYSE American: OZ):

## A Subscription Agreement Transaction

**How Pricing Works**

When you purchase our Class A units through a subscription agreement, the pricing is based on an average of the high and low trades from the previous trading day.

**Why You Should Purchase Class A Units By Subscription**

When you purchase our Class A units through a subscription agreement, your investment dollars go directly to Belpointe OZ, and in further support of our investment goals and your investment.

**How to Purchase Class A Units By Subscription**

- Contact the Belpointe OZ Investor Relations team by phone or email to request a subscription agreement:
  - Phone: 203-883-1944
  - Email: IR@belpointeoz.com
- A member of our team will walk your through the process, answer any questions that you have, and send you a subscription agreement.
- Complete and return the required forms via email to: IR@belpointeoz.com.
- If you have any questions as you complete the forms, our team is ready and willing to assist.
- Once the process is complete and the Class A units are issued, you can have the position transferred to your preferred brokerage account.

# How to Invest in Belpointe OZ

There are two primary methods by which you can acquire Class A units in Belpointe OZ (NYSE American: OZ):

## A Public Market Transaction

**How Pricing Works**

When you purchase our Class A units through a brokerage account your price per Class A unit will be the execution price when you order is successfully matched with a seller's order.

**Why You Should Purchase Class A Units By Subscription**

When you purchase our Class A units through a subscription agreement, your investment dollars go directly to Belpointe OZ, and in further support of our investment goals and your investment. In contrast, when you purchase Class A units through your brokerage account, your investment dollars go directly to the seller, foregoing the opportunity to further support Belpointe OZ's investment goals and your investment.

**How to Purchase Class A Units In a Public Market Transaction**

- Contact your broker or log into your brokerage account.
- Locate Belpointe PREP, LLC, NYSE American trading symbol "OZ," the only QOF listed on a national securities exchange.
- Place an order through your broker or brokerage account.
- Once the process is complete the Class A units will be visible in your brokerage account.

# Contact Us

For questions regarding Opportunity Zone investing, Qualified Opportunity Funds, or Belpointe OZ's portfolio and strategy, our Investor Relations team is available to assist advisors, institutions, and individual investors.

### Email Us

IR@belpointeoz.com

### Call Us

(203) 883-1944

### Our Websites

belpointeoz.com

investors.belpointeoz.com

## Headquarters

255 Glenville Road

Greenwich, CT 06831

# About Belpointe

Belpointe OZ's sponsor, Belpointe, LLC ("Belpointe"), was established in 2001 as a family office and investment firm. Over the years, Belpointe has expanded to over 13 lines of business, including a financial asset management firm with more than $7 billion in assets under management, legal services, insurance, real estate services, and more. Combined, the firm has over 200 professionals operating in offices across the country. Belpointe is headquartered in Greenwich, CT.

| 13+ | $7B+ | 200+ | 5 |
|---|---|---|---|
| **Lines of Business** | **Assets Under Management[6]** | **Professionals** | **Offices** |

6. Derived from internal data based on assets maintained through Belpointe Asset Management, LLC, an investment advisor registered with the U.S. Securities and Exchange Commission.

# About Belpointe's Real Estate Group

Belpointe’s Real Estate Group is led by a seasoned team with extensive experience from some of the nation's top financial institutions and multifamily investment firms such as AvalonBay® and Greystar®.

Belpointe is fully integrated with real estate development, construction, and management in-house, specializing in multifamily investment strategies, specifically in ground-up construction. The Real Estate Group has been operating under the Belpointe brand since 2012, having sponsored three real estate investment vehicles.

**25 Years**

**Average Executive Experience**

**$2B+**

**Multifamily & Mixed-Use Investment Experience**[7]

7. Derived from internal data maintained by Belpointe, LLC.

# About Belpointe OZ

Belpointe PREP, LLC ("Belpointe OZ," "we," "us," or "our") (NYSE American: OZ) is a Qualified Opportunity Fund ("QOF") actively developing multifamily and mixed-use projects across multiple Opportunity Zones ("OZ"). We intend to continue investing in our development pipeline, with one asset now more than halfway leased and another currently in its lease-up phase.

As the only QOF listed on a national securities exchange, investors may purchase our Class A units either directly from Belpointe OZ via subscription agreement or through their brokerage account on the open market, and in either case retain full control over when they choose to exit.

Our exchange-listed structure also enables investors to navigate both OZ 1.0 and OZ 2.0 rules, including the ability—under current regulations—to dispose of a qualifying OZ 1.0 investment before December 31, 2026, and reinvest within 180 days to access the forthcoming 2.0 program.

Under OZ 1.0, eligible investors may defer recognition of capital gains by reinvesting those gains into Belpointe OZ Class A units within 180 days of the recognition event, with deferral available until December 31, 2026. If Class A units acquired under the OZ 1.0 program are held for at least 10 years, investors may elect to step-up the basis of their Class A units to fair market value—eliminating federal tax on appreciation and depreciation recapture.

Many states generally conform to these federal provisions, though several do not or only partially conform.

OZ 2.0, which applies to investments made on or after January 1, 2027, provides a rolling five-year deferral period based on an investor's investment date, at least a 10% step-up in basis after a five-year holding period, and the same 10-years (and up to 30 years) of tax-free appreciation benefits available under the original program.

Belpointe OZ is taxed as a publicly traded partnership, and taxable income from our portfolio can be offset by depreciation, enhancing after-tax outcomes for many investors.

The foregoing example is provided for general information purposes only and is not tax advice. A determination of the tax consequences that may apply in executing any investment strategy should take into account your specific circumstances. The tax law is subject to change in the future or retroactively and you are strongly urged to consult with their own tax advisor regarding any potential strategy, investment or transaction.

# Important Information and Qualifications

Belpointe PREP, LLC ("Belpointe OZ," "we," "us" or "our") has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offer and sale of up to $750,000,000 of Class A units representing limited liability interests in Belpointe OZ. You should read Belpointe OZ's most recent prospectus and the other documents that it has filed with the SEC for more complete information about Belpointe OZ and the offering.

Investing in Belpointe OZ's Class A units involves a high degree of risk, including a complete loss of investment. An investment in our Class A units is subject to market risk, which means the value of our Class A units may go down as well as up in response to a number of factors beyond our control, including our future prospects, the outlook for the sectors and geographic markets in which we invest and operate, the stock market in general and broader economic conditions. Past performance does not guarantee future results, which may vary.

Prior to making an investment decision, you should carefully consider Belpointe OZ's investment objectives and strategy, risk factors, fees and expenses, and any tax consequences that may result from an investment in Belpointe OZ's Class A units. To view Belpointe OZ's most recent prospectus containing this and other important information, visit www.sec.gov or investors.belpointeoz.com. Alternatively, you may request Belpointe OZ send you the prospectus by calling (203) 883-1944 or emailing IR@belpointeoz.com. Read the prospectus in its entirety before making an investment decision.

This report is current as of January 2026, is solely for educational and informational purposes and does not constitute legal, tax or investment advice, nor should it form a primary basis for your investment decisions. The tax law is subject to change in the future or retroactively and you should carefully consider your own circumstances and consult with your own legal, tax and investment advisors when assessing any potential investment course of action.

The bridge strategy discussed in this report may result in adverse tax consequences, including wash sales. Under current wash sale rules, a loss from the sale of securities is disallowed if a taxpayer acquires, or enters into a contract or option to acquire, "substantially identical" securities within 30 days before or after such sale. You are strongly urged to discuss the tax implications of any tax strategy or transaction, including any potential wash sales, with your own legal, tax and investment advisors.

Any statements in this report concerning federal, state or local tax matters are not intended to be and cannot be used for purposes of avoiding penalties imposed on the relevant taxpayer.

This report may not be distributed in any jurisdiction where it is unlawful to do so. Nothing in this report is or should be construed as an offer to sell or solicitation of an offer to buy Belpointe OZ's Class A units in any jurisdiction where it is unlawful to do so.

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which reflect the current views of Belpointe PREP with respect to, among other things, our future results of operations and financial performance. Estimates, projections and other forward-looking statements can typically be identified by words and phrases such as "anticipate," "estimate," "believe," "continue," "could," "intend," "may," "plan," "potential," "predict," "seek," "should," "will," "would," "expect," "objective," "projection," "forecast," "goal," "guidance," "outlook," "effort," "target" or the negative of such words and other comparable terminology. However, the absence of these words does not mean that a statement is not forward-looking. Any forward-looking statement expressing an expectation or belief as to future events is expressed in good faith and believed to be reasonable at the time such forward-looking statement was made. However, these statements are not guarantees of future events and involve risks, uncertainties and other factors beyond Belpointe OZ's control. Therefore, we caution you against relying on any forward-looking statements. Actual outcomes and results may differ materially from what is expressed in any forward-looking statement. Except as required by applicable law, including federal securities laws, Belpointe OZ does not intend to update any forward-looking statements to conform them to actual results or revised expectations.